UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MINK THERAPEUTICS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

603693102

(CUSIP Number)

Garo H. Armen, Ph.D.

Chairman and CEO

Agenus Inc.

3 Forbes Road

Lexington, MA 02421

(781) 674-4400

Copy to:

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

Attn: Zachary Blume

(617) 951-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 19, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45249V 107	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Agenus Inc. (“Agenus”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,332,958
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 26,332,958
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,332,958
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.8% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

This percentage is calculated based upon 33,004,349 shares of the Issuer’s Common Stock reported to be outstanding as of October 19, 2021, as disclosed in the Issuer’s Prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, on October 15, 2021.

Page 3 of 6 Pages

Item 1.	Security and Issuer

This Schedule 13D (the “Statement”) relates to the common stock, par value $0.00001 per share (the “Common Stock”), of MiNK Therapeutics, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 149 Fifth Avenue, Suite 500, New York, NY 10010.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed by Agenus Inc., a Delaware corporation (“Agenus”).

(b)	The business address for Agenus is 3 Forbes Road, Lexington, MA 02421.

(c)	Agenus is engaged in the business of biopharmaceuticals.

Set forth on Schedule A to this Schedule 13D are the present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted for the directors and executive officers of Agenus required to be listed on Schedule A.

(d)

During the past five years, neither Agenus nor, to the best knowledge of Agenus, any of the directors and executive officers identified on Schedule A to this Schedule 13D, have been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)

During the past five years, neither Agenus, to the best knowledge of the Agenus, any of the directors and executive officers identified on Schedule A to this Schedule 13D, have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws

(f)	The jurisdiction of organization of each of the Reporting Persons is set forth in subsection (a) above. The citizenship of each of the individuals referred to in Schedule A is set forth on Schedule A.

Item 3.	Source and Amount of Funds or Other Consideration

The funds used by the Reporting Person to acquire the shares described herein were from the Reporting Person’s working capital.

Item 4.	Purpose of Transaction

Agenus received 5,451,958 shares of the Common Stock upon the closing of the Issuer’s initial public offering on October 19, 2021 (the “IPO”) as a result of the conversion of a convertible promissory note issued to Agenus by the Issuer. Agenus purchased 1,400,000 shares of the Common Stock in the IPO at a purchase price of $12.00 per share. Agenus also held 19,481,000 shares of the Common Stock immediately prior to the IPO, which it had acquired when the Issuer was a private company. The Reporting Person acquired the shares described herein for investment purposes. Neither the Reporting Person, nor any of the directors and executive officers identified on Schedule A to this Schedule 13D, have any current plans or proposals that relate to or would result in any of the matters listed in Items 4(a) to 4(j) of Schedule 13D, but the Reporting Person will evaluate its options, including a potential distribution of shares of the Issuer to the Reporting Person’s stockholders following the expiration of its lock-up agreement described in Item 6. The Reporting Person reserves the right to acquire additional securities of the Issuer, to dispose of such securities at any time, or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities.

Page 4 of 6 Pages

Item 5.	Interest in Securities of the Issuer

The information set forth in or incorporated by reference in Items 2, 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a)	Agenus beneficially owns 26,332,958 shares of the Common Stock, or approximately 79.8% of the Issuer’s outstanding Common Stock.

(b)	Agenus has sole power to vote and dispose of the securities of the Issuer held by it.

(c)	Agenus has not effected any other transactions in the Common Stock within the past sixty days, except as provided herein.

(d)	Not applicable

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Agenus entered into an underwriting agreement (the “Underwriting Agreement”) on October 14, 2021 among Agenus, the Issuer and Evercore Group L.L.C. and William Blair & Company, L.L.C. as the representatives of the underwriters of the IPO, which provided that the Issuer would sell to the underwriters, and the underwriters would purchase from the Issuer, shares of the Common Stock and Evercore Group L.L.C. and William Blair & Company, L.L.C. subject to certain conditions. Agenus agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities, and to contribute to payments that the underwriters may be required to make in respect of those liabilities. Agenus also entered into a standard lock-up agreement with the underwriters of the IPO, prohibiting any sale of the Common Stock reported herein during the 180 days following the date of the Underwriting Agreement. Agenus may be released from lock-up prior to the expiration of the lock-up period at the sole discretion of the underwriters.

Item 7.	Materials to Be Filed as Exhibits

Exhibit 99.1	Underwriting Agreement, dated October 14, 2021, by and among Agenus Inc., MiNK Therapeutics, Inc., and Evercore Group L.L.C. and William Blair & Company, L.L.C., as representatives of the underwriters.

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 28, 2021	Agenus Inc.

	By:	/s/ Garo H. Armen, Ph.D.
Name: Garo H. Armen, Ph.D.
Title: Chairman and CEO

Page 6 of 6 Pages

Schedule A

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of Agenus Inc.

Executive Officers and Directors of Agenus

The business address of each director and executive officer is c/o Agenus Inc., 3 Forbes Road, Lexington, MA 02421. Unless otherwise indicated, each director and executive officer is a citizen of the United States.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

Garo H. Armen, PH.D Chairman and Chief Executive Officer	Chief Executive Officer, Agenus

Brian Corvese Independent Director	President and Founder of Vencor Capital

Susan Hirsch Independent Director	Retired Managing Director and Portfolio Manaer at Nuveen, a TIAA company.

Allison Jeynes-Ellis[1] Independent Director	Chief Executive Officer of Avillion LLP

Wadih Jordan Independent Director	Retired Founder and President of NearEast Enterprises, L.L.C.

Ulf Wiinberg[2] Independent Director	Chief Executive Officer of X+VAX Technology A.S.

Timothy R. Wright Independent Director	Chief Executive Officer of MiMedX Group, Inc.

Jennifer Buell, Ph.D. President and Chief Operating Officer	President and Chief Executive Officer, MiNK Therapeutics, Inc.; President and Chief Operating Officer, Agenus

Steven O’Day, MD Chief Medical Officer	Chief Medical Officer, Agenus

[1]	Citizen of the United Kingdom.
[2]	Citizen of Sweden.